UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-          .

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated June 13, 2007.

Press Release

For your business and technology editors

ABB names Ravi Uppal to Executive Committee

Head of Indian unit to join management board as head of Global Markets

Zurich, Switzerland, June 13, 2007 — ABB has appointed Ravi Uppal, head of the company’s Indian business and South Asia region, to its management board as head of Global Markets.

Uppal will take up the position on the Executive Committee on July 1, 2007. He replaces Dinesh Paliwal who is leaving ABB this month to become chief executive of Harman International, a maker of audio and electronic equipment that is listed on the New York Stock Exchange.

Uppal has been head of ABB in India since 2001 and assumed responsibility for the South Asia region in 2006. The Indian national has worked at ABB for 20 years in locations including Sweden and the Middle East.

“Ravi Uppal has been instrumental in ABB’s successful performance in India,” said ABB President and Chief Executive Officer Fred Kindle. “He is an accomplished leader with strong customer orientation and great execution skills.”

The new head of Global Markets will be responsible for all ABB regions and countries as well as the biggest customer accounts. He will be based in Zurich, Switzerland, and retain his current roles until successors have been announced.

Uppal began his career at Bharat Heavy Electricals Ltd. (BHEL) in 1975 after obtaining a Bachelor of Technology (B-Tech) degree from the Indian Institute of Technology in Delhi and a management degree from the Indian Institute of Management in Ahmedabad. Uppal joined ABB’s predecessor, Asea, in 1980 and worked in various management positions before establishing Volvo in India from 1996 until he returned to ABB in 2001.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 109,000 people.

For more information please contact:

Media relations:	Investor relations:
ABB corporate communications, Zurich:
Thomas Schmidt, Wolfram Eberhardt	Switzerland:	Tel: +41 43 317 7111
Tel: +41 43 317 6568	Sweden	Tel. +46 21 325 719
Fax: +41 43 317 7958	USA	Tel. +1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: June 13, 2007	By:	/s/ Francois Champagne
	Name:	Francois Champagne
	Title:	Group Vice President and
Senior Counsel

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel